SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

3 JUNE 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD TO HOLD A POSITION IN QUEENSTAKE UPON CLOSING OF THE SALE OF THE
JERRITT CANYON JOINT VENTURE

Queries:
www.anglogold.com
South Africa
Tel:
Mobile:
E-mail:
Steve Lenahan
+27 11 637 6248
+27 83 308 2200
slenahan@anglogold.com
Alan Fine
+27 11 637 6383
+27 83 250 0757
afine@anglogold.com

Shelagh Blackman
+27 11 637 6379
+27 83 308 2471
skblackman@anglogold.com
Europe & Asia

Tomasz Nadrowski
+1 212 750 7999
+1 917 912 4641
tnadrowski@anglogold.com
USA

Charles Carter

(Toll free) 800 417 9255

+1 212 750 7999

cecarter@anglogold.com
Australia

Andrea Maxey
+61 8 9425 4604
+61 438 001 393
amaxey@anglogold.com.au
Disclaimer
Except for the historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2002 which was filed with the Securities and Exchange Commission on 7 April 2003.
 News Release

(Incorporated in the Republic of South Africa)
CORPORATE AFFAIRS DEPARTMENT
(Registration Number: 1944/017354/06)
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa

ISIN Number:ZAE000043485
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
JSE Share Code: ANG

NYSE Ticker: AU
3 June 2003

ANGLOGOLD TO HOLD A POSITION IN QUEENSTAKE UPON CLOSING
OF THE SALE OF THE JERRITT CANYON JOINT VENTURE
New York June 3, 2003 AngloGold (NYSE:AU) today announced, further to its June 2, 2003 announcement regarding the sale of AngloGold's interests in the Jerritt Canyon Joint Venture to Queenstake Resources U.S.A. Inc., a subsidiary of Queenstake Resources Ltd., that upon closing of the transaction, AngloGold may beneficially own more than 10% in the outstanding stock of Queenstake Resources Ltd. Queenstake has announced its intention to finance this purchase in part by a $15 to $20 million brokered equity financing. The closing of the Jerritt Canyon transaction is scheduled for June 25, 2003, at which time Queenstake will issue to AngloGold's subsidiary, AngloGold (Jerritt Canyon) Corp., 22,400,000 common shares of Queenstake Resources Ltd. Based on the current market price of Queenstake's common shares, the shares acquired by AngloGold will represent, between approximately 10.3% and 11.8% (undiluted) of the outstanding shares after giving effect to the financing. AngloGold does not currently have any intention to acquire additional shares of Queenstake; depending, however, on the market price of Queenstake shares, general economic and industry conditions and other factors, and subject to applicable securities laws, AngloGold may either sell its shares of Queenstake or acquire additional shares.
All dollar figures herein are expressed in U.S. dollars.

Ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  3 JUNE 2003
By:  /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary